

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 OCT 22 AM 11:05

SUPPL

LETTER FOR MAINTENANCE OF EXEMPTION

21st October 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2



02055472

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the members' voluntary liquidation of a subsidiary company - released on 21st October 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

NANCY YEOH POH YEW
Group Secretary

dlw 10/28

Encl.

c.c. Mr. Andres Estay
The Bank of New York
Fax: (212) 571-3050

/ggk/ADR



Form Version 2.0

General Announcement

Submitted by S DARBY on 21-10-2002 05:38:03 PM
Reference No SD-021016-C246C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Members' voluntary liquidation of a subsidiary company

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its subsidiary company, Sime Leigh Sdn. Bhd. ("SLSB") held an Extraordinary General Meeting on 21st October 2002 at which the shareholders resolved that SLSB be wound up voluntarily. The shareholders of SLSB also approved the appointment of Encik Nik Din bin Nik Sulaiman and Mr Toh Cheng Hui as the liquidators of SLSB.

70% of the issued and paid-up equity of SLSB is held by SD Holdings Berhad, a wholly-owned subsidiary of Sime Darby and the remaining 30% is held by W & Leigh & Co., a company incorporated in the United Kingdom. SLSB was in the business of marketing marine and protective coating paints until the cessation of its business operations since September 2001.

The voluntary liquidation of SLSB is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the financial year ending 30th June 2003. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the voluntary liquidation.

This announcement is dated 21st October 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: